   File No.  070-10320

As filed with the Securities and Exchange Commission on September 12, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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SECOND AMENDED FORM U-1 APPLICATION-DECLARATION

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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PNM Resources, Inc.
Alvarado Square
Albuquerque, NM  87158

TNP Enterprises, Inc.
Texas-New Mexico Power Company
4100 International Plaza, P. O. Box 2943
Fort Worth, TX  76113

(Name of companies filing this statement and
address of their principal executive offices)

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PNM Resources, Inc.

(Name of top registered holding company)

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Patrick T. Ortiz
Senior Vice President and General Counsel

PNM Resources, Inc.
Alvarado Square
Albuquerque, NM 87158

 (Name and address of agent for service)

The Commission is also requested to send copies of any
Communication in connection with this matter to:

Gary Boyle
Associate General Counsel
Helen Yoon
Counsel
Texas-New Mexico Power Company
4100 International Plaza
Fort Worth, Texas  76109
(817) 731-0099
Attorneys TNP Enterprises, Inc., and Texas-New Mexico Power Company

Robert P. Edwards, Jr.
Heather A. Shirley
Troutman Sanders LLP
Bank of America Plaza
Suite 5200
600 Peachtree Street, N.E.
Atlanta, Georgia  30308-2216
(404) 885-3000
Attorneys for Texas-New Mexico Power Company

APPLICATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
FOR
REDEMPTION OF SECURITIES, TERM LOAN AUTHORITY AND AUTHORITY PURSUANT TO RULE 46

ITEM 1.          DESCRIPTION OF PROPOSED TRANSACTION

             Applicants restate the Application pending in this file in its entirety.

            A.        Introduction

            In this Application, the Applicants seek four related authorizations.  First, Texas New Mexico Power Company ("TNMP"), a Texas corporation and electric utility company, requests authorization through December 31, 2005 to redeem $62 million of its common stock held by its immediate parent corporation, TNP Enterprises, Inc. ("TNP Enterprises"), a Texas corporation[1] and a wholly-owned holding company subsidiary of PNM Resources, Inc. ("PNM Resources"), a holding company registered under the Public Utility Holding Company Act of 1935 ("PUHCA" or the "Act").  Second, PNM Resources and TNP Enterprises seek authority pursuant to Section 12(c) of the Act and 17 C.F.R. § 250.46(a) for their non-utility subsidiaries to distribute surplus, retire or redeem securities or pay dividends from capital in accordance with applicable law other than the Act through January 31, 2006.[2]  Third, TNP Enterprises requests authority through January 31, 2006, to pay dividends (or to redeem capital stock) so as to distribute the proceeds received from its subsidiaries to PNM Resources pursuant to this

[1] TNP Enterprises has recently registered under Section 5 of the Act.

[2] The currently effective financing authorization, including authorization to form intermediate subsidiaries, of PNM Resources expires on December 31, 2007. PNM Resources, Inc., HCAR No. 27934 (December 30, 2004). PNM Resources acquired TNP Enterprises pursuant to PNM Resources, Inc., HCAR No. 27979 (June 1, 2005). TNP Enterprises directly holds 100% of the voting securities of TNMP, an electric-utility company, and 100% of the voting securities of FCP Enterprises, Inc., an intermediate company with energy-related subsidiaries, including  First Choice Power, L.P. ("First Choice"), exclusively engaged in marketing electricity in Texas. PNM Resources holds 100% of the voting securities of Public Service Company of New Mexico, an electric and gas public utility company; PNMR Services, Inc., a subsidiary services company; TNP Enterprises, a registered holding company; Avistar, Inc., an energy-related company that offers technology related services concerning utility operations; and two subsidiaries that are involved in developing and constructing a power generation facility near Deming, New Mexico, Luna Power Company, LLC, a Delaware limited liability company (in which PNM Resources holds 1/3 of the membership interests), and PNMR Development & Management Corporation, a New Mexico corporation. To date PNM Resources owns no interests in Exempt Wholesale Generators. For the purposes of this application, non-utility subsidiaries include energy-related subsidiaries within the meaning of Rule 58; any Exempt Wholesale Generator interests acquired or developed by PNM Resources, and authorized intermediate subsidiaries holding the same. No relief is sought with respect to any of the inactive subsidiaries of PNM Resources or TNP Enterprises, which are enumerated by  PNM Resources, Inc., HCAR No. 27934 (December 30, 2004), and PNM Resources, Inc., HCAR No. 27979 (June 1, 2005).

Application.  Fourth, pursuant to Sections 6 and 7 of the Act, TNMP requests authority to be added to a PNM Resources Revolving Credit Facility pursuant to which TNMP will be eligible, subject to regulatory approval, to borrow up to $100 million pursuant to a note with a five-year maturity and two additional one-year extension options (if approved by the banking institutions).  TNMP proposes to be added to this Revolving Credit Facility prior to December 31, 2005, and to use this Revolving Credit Facility to provide funds for its authorized operations when necessary, thereby augmenting its liquidity.[3]

The authority requested herein will only be exercised to the extent consistent with other applicable law and will not be exercised or asserted in derogation of any state public utility law, regulation or order.

            B.        Background

                        1.         Applicants

PNM Resources and its subsidiary TNP Enterprises are registered public utility holding companies, and PNM Resources joins this application in order to affirm that the proceeds authorized hereunder from TNMP and TNP Enterprises will be used to refund and retire debt incurred in accordance with the application approved in File No. 70-10285.  PNM Resources, H.C.A.R. No. 27979 (June 1, 2005).

TNP Enterprises conducts no active business operations and has two subsidiaries, TNMP and FCP Enterprises, Inc., a Delaware corporation formed as an intermediate subsidiary to hold businesses that qualify under Rule 58, including First Choice Power, L.P. and First Choice Power Special Purpose, L.P. ("First Choice").[4]  TNMP is a regulated utility operating in Texas and New Mexico.

In Texas, TNMP provides regulated transmission and distribution services under the provisions of the legislation that established retail competition (see discussion on "Senate Bill 7" below).  As was true elsewhere in the United States, the Texas restructuring system impaired the book value of certain power generating assets, leaving certain costs unrecoverable in the new

[3] Although borrowings are typically repaid within six to nine months, authorization is requested because the form of the note provided for by the Revolving Credit facility is five years, and there is the possibility of two additional one-year optional extensions.  Applicants anticipate extending the existing facility on substantially similar terms, which are favorable for a facility used to augment liquidity.Applicants acknowledge that, pursuant to the Energy Policy Act of 2005, the authority to borrow provided herein will only apply to borrowings made on or before February 8, 2006.

[4] First Choice Power Special Purpose, L.P. is a bankruptcy remote special purpose entity certificated retail electric provider ("REP") in Texas to which the original REP certificate of First Choice Power, Inc. and its price to beat customers were transferred pursuant to order of the Public Utility Commission of Texas.  A new certificate was granted to First Choice Power, Inc., which is now First Choice Power, L.P., also a direct subsidiary of TNP Enterprises.  These entities are collectively referred to as "First Choice."   First Choice does not derive material revenue from the public-utility company affiliates.

market environment ("stranded costs").  As required by Senate Bill 7, First Choice was organized in 2000 to act as TNMP's affiliated retail electric provider.[5]

The revenues, expenses, capitalization and business operations of TNP Enterprises, TNMP and First Choice are more fully described by TNP Enterprises' and TNMP's filings pursuant to the Securities Exchange Act of 1934, as amended (the "34 Act") on file with the Commission, including their most recent Annual Report on Form 10-K for the year ending December 31, 2004, and the Quarterly Report on Form 10-Q for the period ended June 30, 2005, on file with the Commission (File No. 002-89800 for TNP Enterprises and 2-97230 for TNMP).  These filings are incorporated by reference as though fully set forth herein.[6]  As a result of the acquisition of TNP Enterprises by PNM Resources, TNP Enterprises has no employees or active operations, and serves as a financial conduit.

            2.         Texas Restructuring Legislation and the Impacts on TNMP

Effective January 1, 2002, Senate Bill 7 established retail competition in the Texas electricity market.  Prior to January 1, 2002, TNMP operated as an integrated electric utility in Texas, generating, transmitting and distributing electricity to customers in its Texas service territory.  As required by Senate Bill 7, and in accordance with a plan approved by the Public Utility Commission of Texas ("PUCT"), TNMP separated its Texas utility operations into three components:

Retail Sales Activities.  First Choice assumed the activities related to the sale of electricity to retail customers in Texas, and, on January 1, 2002, TNMP's customers became customers of First Choice, unless they chose a different retail electric provider.   First Choice and other retail electric providers now perform all activities with Texas retail customers, including acquiring new customers, setting up accounts, billing customers, acquiring power for resale to customers, handling customer inquiries and complaints, and acting as a liaison between the transmission and distribution companies and the retail customers.  The rates that First Choice charges for its services are not regulated, with the exception of the price-to-beat, a regulated price that First Choice must offer to certain former customers of TNMP.

Power Transmission and Distribution. TNMP continues to operate its regulated transmission and distribution business in Texas.

Power Generation.  Texas Generating Company ("TGC") became the unregulated entity performing TNMP's generation activities in Texas.  However, in October 2002, TNMP and TGC sold TNP One (TGC's sole generating asset) to Sempra Energy Resources.  As a result of the sale, TGC and TGC II neither own property nor engage in any operating activities, and neither TNMP nor any of its affiliates are currently in the power generation business.

[5] First Choice is an energy marketer and is not an electric utility company as defined in section 2(a)(3) of the Act.

[6] See Exhibits FS-1 and FS-2 (Consolidated Balance Sheet and Statement of Income of TNP Enterprises, Inc. as of December 31, 2004).

TNMP initially sought recovery of $307.6 million of stranded costs pertaining to the generation assets rendered uneconomic by Texas restructuring from its customers, an amount which was later revised to $266.5 million.  On July 22, 2004, the PUCT authorized TNMP to recover from its ERCOT customers $87.3 million instead of the $266.5 million requested (the "Regulatory Disallowance").  The decision resulted in a loss of $155.2 million before an income tax benefit of $57.3 million ($97.8 million after tax).  As a result, TNMP reported on August 9, 2004 a loss applicable to common stock of $97.0 million for the quarter ended June 30, 2004.  TNMP recorded the $97.8 million after tax loss as an extraordinary item in accordance with the requirements of SFAS 101 - Regulated Enterprises - accounting for the discontinuance of the application of FASB Statement No.71.  TNP Enterprises reported a net loss for calendar 2004 of $75,603,000 and negative shareholder equity of $29,680,000.

            3.         Effects of the Acquisition and Purchase Accounting

            Pursuant to authority conferred by this Commission in PNM Resources, HCAR No. 27979 (June 1, 2005), PNM Resources closed the acquisition of TNP Enterprises on June 6, 2005.  On the day of its acquisition by PNM Resources, and pursuant to the recapitalization program outlined in File No. 70-10285, TNP Enterprises refunded the balance of its outstanding term loan and issued irrevocable notices to redeem its outstanding high coupon senior subordinated notes and preferred stock effective July 6, 2005.  Such securities were redeemed on that date.

            In accordance with its Application in File No. 70-10285, the acquisition of TNP Enterprises was accounted for using the "purchase method" under Statement of Financial Accounting Standards ("SFAS") 141, Business Combinations, with associated intangible assets and goodwill recorded on the balance sheets in accordance with SFAS 142, Goodwill and Other Intangible Assets.  Since PNM Resources has acquired all of the stock of TNP Enterprises, the "push-down basis of accounting" has been used.[7]  Under this method, the costs of the acquisition are allocated to the acquired company's assets and liabilities, which are recorded on the balance sheet at fair market value.  Even though Commission accounting rules require PNM Resources to use push-down accounting and to value the acquisition at fair value, resulting in the recording of goodwill and intangible assets on TNMP's balance sheet, the goodwill and intangible assets will not be included in rate base or amortized as a component of cost of service in any state rate proceedings.

            Currently, as a result of purchase accounting and the push-down of the amount paid in excess of book value for the TNP Enterprises system, the Shareholder Equity account of TNMP

[7] Because PNM Resources acquired all of the stock of TNP Enterprises, S.E.C. Codification of Staff Accounting Bulletins ("SAB") Topic 5J, Miscellaneous Accounting, provides that the "push down basis of accounting" be used for financial reporting purposes.  The Commission has found "push-down" accounting appropriate on these circumstances.  Ameren Corp., HCAR No. 27896 (Sept. 27, 2004) at 18.

has increased by $466 million, from $196 million to $653 million, and the retained earnings account of TNMP was reset upwards to zero.

                       The manner in which PNM Resources acquired TNP Enterprises, and thereby TNMP, was designed to improve TNMP's credit ratings from BB+/Ba2 prior to the acquisition announcement to investment grade, BBB‑/Baa3, and to maintain them at that level in order to provide consistent access to the capital markets at reasonable rates, which allows TNMP to fund necessary utility system improvements.  Also, the acquisition was structured so as not to damage PNM Resources' credit ratings.  Through the financial models provided to the rating agencies in advance of the acquisition of TNP Enterprises, both major agencies were aware of the plan to dividend and distribute cash from TNMP and First Choice to PNM Resources following the acquisition of TNP Enterprises.

                        The acquisition of TNP Enterprises has, in fact, improved the credit ratings of TNP Enterprises and its subsidiaries, including TNMP.  All rating agencies referenced in their reports the stronger credit profile of PNM Resources, as well as the TNP Enterprises debt reduction resulting from the acquisition.  S&P raised the rating of TNMP following the acquisition to BBB from BB+.  In addition, Moody's increased its credit rating to Baa3, as anticipated.[8]

                        Another effect of the acquisition is that TNMP and FCP now qualify as subsidiaries of PNM Resources and may receive capital contributions and loans from PNM Resources pursuant to Rule 52, and qualify as borrowers and eligible recipients of proceeds from borrowings under an Amended and Restated Credit Agreement among PNM Resources, Inc. and Bank of America, N.A. (as Administrative Agent for the lenders) and Wachovia National Bank, National Association (as Syndication Agent) originally dated November 15, 2004, as amended and restated August 15, 2005("Revolving Credit Facility") maintained by PNM Resources,[9] assuring ready access to funds.  Borrowings made by PNM Resources pursuant to the Revolving Credit Facility are pursuant to and subject to authority conferred in PNM Resources, Inc., HCAR No. 27934 (December 30, 2004).  TNMP proposes that the same conditions apply to its borrowings thereunder.  Borrowings by the individual borrowers under the Revolving Credit Facility occur on a several, not joint, obligation basis.

[8]  The refinancing of the debt and preferred securities at the TNP Enterprises level has resulted in debt and preferred securities representing less than 40% (approximately 37.3%) of the consolidated capitalization of TNP Enterprises at the close of 2005, opposed to in excess of 100% in the absence of the acquisition and the relief sought herein.  Both the pro-formas supplied the Staff in File No. 70-10285 and those reviewed with the rating agencies anticipated the relief sought herein, and the resulting cash distribution, which, as is discussed below, will not adversely affect Applicant's credit-worthiness or liquidity. As of June 30,2005 (reflecting a proforma adjustment for debt and preferred securities redeemed on July 6, 2005, as part of the acquisition of TNP Enterprises by PNM Resources), the common equity component of the consolidated capitalization of TNP Enterprises was 66.4% and the common equity component of the consolidated capitalization of TNMP was 61.2%. The transactions proposed herein are expected to result, as of December 31,2005 (based upon earnings as of June 30,2005), in TNP Enterprises having a common equity ratio of 63.0% and TNMP 58.8%

[9]  Section 2.6 of the Revolving Credit Facility specifically provides for First Choice and TNMP borrowing in accordance with its terms following the acquisition completed on June 6, 2005.  First Choice is authorized pursuant to Rule 52(b) to borrow for its existing business.  TNMP, however, requires the authority requested herein.

ITEM 2.          SUMMARY OF REQUESTED ACTION

Applicants requests that this Commission issue a notice pursuant to Rule 23 and thereupon authorize the following ( the "Transactions"):

1.         TNMP may pay from its unearned surplus $62 million to TNP Enterprises to redeem common stock;

2.         Authority for non-utility subsidiaries to distribute funds from unearned surplus in accordance with applicable law other than the Act;

3.         TNP Enterprises to distribute the proceeds authorized hereunder to PNM Resources (or to redeem a portion of its stock) for the purpose of eliminating debt incurred in acquiring TNP Enterprises;

4.         TNMP to borrow up to $100 million for up to seven years, pursuant to a term note and revolving loans made under the PNM Resources Revolving Credit Facility.

A.        Impact of Payments from Unearned Surplus Pending Positive Return to Retained Earnings

The filings in File No. 70-10285, based upon the acquisition of its corporate parent, indicated that TNMP's capital structure would change from a debt to capitalization ratio of 68.2% to a debt to capitalization ratio of 38.8%.  Upon completion of the transaction and application of push down accounting, the actual change in the debt to capitalization ratio was from 68.8% prior to the acquisition to 38.8% post acquisition. The changes are as shown in the following table:

Capitalization of TNMP Before Refinancing		Change	Capitalization After Refinancing
($ in millions)
6.125% Notes	249		249
6.25% Notes	167		167
Total Debt	416		416
Shareholder's Equity	189	466	655
Total Capitalization	605	466	1,071

Debt / Capitalization	68.8%		38.8%

The need for the relief requested results from (1) the extraordinary effect of Texas restructuring on the book value of generation and the disallowance of stranded cost recovery; (2) the application of push-down accounting for the recent acquisition by PNM Resources; and (3)

the short term debt incurred by PNM Resources to effectuate the acquisition of TNP Enterprises.  Exhibit H-2, which is filed herewith pursuant to a request for confidential treatment,[10] sets forth a quarter by quarter projection for Applicants for income in the ordinary course of business to increase retained earnings following the write-downs due to state electric industry restructuring.  During the period of time for which relief is requested, PNM Resources will maintain at least a 30% equity capitalization on a consolidated basis, TNMP will maintain at least a 30% equity capitalization and Applicants will maintain sufficient equity and liquidity to maintain the investment grade ratings of their rated securities.

B.        Term Loan Authority

Subject to the limits and conditions in this Application, TNMP requests authority to make unsecured short-term borrowings of not to exceed $100 million at any time outstanding and for terms no longer than five years pursuant to the Revolving Credit Facility, through August 15, 2010, and through August 15, 2012 in the event the extensions are exercised.[11]  Such borrowings may be evidenced by "transactional" promissory notes to be dated the date that TNMP joins as a borrower and mature not more than five years after the date thereof subject to optional extensions.  Any such note may or may not be prepayable, in whole or in part, with or without a premium in the event of prepayment.[12]

            The following general terms will be applicable where appropriate to the transactions requested to be authorized hereby:

            (a)        Common Equity Ratio.  Applicants state that they will at all times maintain common equity (as reflected in its most recent Form 10-K or Form 10-Q filed with the Commission) of at least 30% of its consolidated capitalization.[13]  The term "consolidated capitalization" is defined to include, where applicable, all common stock equity (comprised of common stock, additional paid in capital, retained earnings, accumulated other comprehensive income or loss and/or treasury stock), minority interests, preferred stock, preferred securities, equity linked securities, long-term debt, short-term debt and current maturities.

[10] Exhibit H-2 includes a Pro-Forma Consolidated Statements of capitalization and short-term debt for TNMP and TNP Enterprises.

[11] In light of the Energy Policy Act of 2005, Applicants acknowledge that any authorization granted pursuant to this application will not apply to borrowings made after February 8, 2006.

[12] On behalf of PNM Resources, TNMP notes that, at any given time, some or all of PNM Resources' available credit under the Revolving Credit Facility will be used as back-up credit facilities pursuant to PNM Resources' commercial paper program but that such credit facilities will not be drawn upon and no borrowings will occur thereunder except in certain limited circumstances at which time obligations under the related commercial paper will be paid.  Thus, short-term notes issued in connection with the establishment of commercial paper back-up facilities backstop and duplicate commercial paper issuances and should not be deemed to be borrowings under PNM Resources' financing authorization unless and until an actual borrowing occurs under the related credit facility.  Any other result would "double count" PNM Resources' actual financial obligation.

[13] As of June 30, 2005,  the common equity component of the consolidated capitalization of PNM Resources was 51%. As shown in footnote 8, supra, TNP Enterprises and TNMP are both fully compliant with this condition both before and after the transactions authorized herein.

            (b)        Investment Grade Ratings.  With respect to the authority proposed in this Application: (a) within four business days after the occurrence of a Ratings Event,[14] Applicants will notify the Commission of its occurrence (by means of a letter, via fax, email or overnight mail to the Office of Public Utility Regulation); and (b) within 30 days after the occurrence of a Ratings Event, Applicants will submit a post-effective amendment to the Application explaining the material facts and circumstances relating to that Ratings Event (including the basis on which, taking into account the interests of investors, consumers and the public as well as other applicable criteria under the Act, it remains appropriate for Applicant(s) to issue the securities for which authorization has been requested so long as Applicant(s) continue to comply with the other applicable terms and conditions specified in the Commission's order authorizing the transactions requested in this Application).  Furthermore, no securities authorized as a result of this Application will be issued following the 60th day after a Ratings Event (other than Common Stock, Commercial Paper and Short Term Debt) by Applicants if the downgraded rating(s) has or have not been upgraded to investment grade.  Applicants request that the Commission reserve jurisdiction through the remainder of the Authorization Period over the issuance of any securities (other then Common Stock, Commercial Paper and Short Term Notes) that Applicants are prohibited from issuing as a result of the occurrence of a Ratings Event if no revised rating reflecting an investment grade rating has been issued.

            (c)        Effective Cost of Money. The effective cost of capital  will not exceed competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality; provided that in no event will the effective cost of capital exceed 500 basis points over comparable term U.S. Treasury securities ("Treasury Security").

[14] A "Ratings Event" will occur if, during the effective period of this authorization, (i) any security issued by Applicants upon original issuance, if rated, is rated below investment grade; or (ii) any outstanding security of Applicants that is rated is downgraded to below investment grade.  For purposes of this provision, a security will be deemed to be rated "investment grade" if its is rated investment grade by at least one nationally recognized statistical rating organization, as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of rule 15c3-1 under the 1934 Act.

            (d)        Maturity.  The final maturity of any securities issued under the Revolving Credit Facility will not exceed five years (subject to the two one year extensions described herein).

            (e)        Issuance Expenses.  The fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of securities pursuant to this Application will not exceed competitive market rates which are consistent with similar securities of comparable credit quality and maturities issued by other companies; provided that, in no event, will such expenses exceed 500 basis points of the principal or face amount of the securities being issued or gross proceeds of the financing.

            (f)         Use of Proceeds.  The proceeds from the borrowing will be used for general corporate purposes including (i) the financing of working capital requirements of the PNM Resources system, (ii) cash management activities and (iii) other lawful purposes.

C.        Statement Pursuant to Rule 54

Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an Exempt Wholesale Generator ("EWG") or a Foreign Utility Company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b), or (c) are satisfied.  As demonstrated below, such rules are satisfied.

Rule 53 requires that the aggregate investment in EWGs and FUCOs not exceed 50% of a system's consolidated retained earnings.

Currently, neither PNM Resources nor its subsidiaries own an interest in an EWG or FUCO.

D.        Filing of Certificates of Notification

            It is proposed that, with respect to TNMP, the reporting systems of the 1934 Act and the Securities Act of 1933, as amended (the "1933 Act"), be integrated with the reporting system of PNM Resources under the Act.   This will eliminate duplication of filings with the Commission that cover similar subject matters, resulting in a reduction of expense for both the Commission and PNM Resources.   The portion of the 1933 Act and 1934 Act statements and reports containing or reflecting disclosures of transactions occurring pursuant to the authorizations granted in this proceeding will be incorporated by reference into this proceeding through Rule 24 certificates of notification.   The certificates will also contain all other information required by Rule 24, including the certification that each transaction being reported on had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application.   Such certificates of notification will be filed within 60 days after the end of the last calendar quarter in which transactions occur, except 90 days after the end of the end of year calendar quarter.   PNM Resources will file Rule 24 certificates containing the following information:

(i)         A computation in accordance with Rule 53(a) setting forth PNM Resources' "aggregate investment" in all EWGs and FUCOs, if any, its "consolidated retained earnings" and a calculation of the amount remaining under its Rule 53 authority;

(ii)        Total capitalization ratio of PNM Resources, with consolidated debt to include all short-term debt and nonrecourse debt of all EWGs and FUCOs, if any;

(iii)       The market-to-book ratio of PNM Resources' common stock;

(iv)       Analysis of the growth in consolidated retained earnings that segregates total earnings growth of EWGs and FUCOs, if any, from that attributable to other subsidiaries of PNM Resources;

(v)        A statement of revenues and net income for each EWG and FUCO, if any, for the twelve months ending as of the end of that quarter;

(vi)       The amount and terms of any TNMP indebtedness issued during the quarter which shall also separately show the amount of indebtedness issued during the Authorization Period;

(vii)      The amount and terms of any short-term debt issued by any utility subsidiary during the quarter which shall also separately show the outstanding amount as of the end of the applicable period of short-term debt of each utility subsidiary;

(viii)      If any subsidiaries are Variable Interest Entities ("VIEs") as that term is used in FASB Interpretation 46R, Consolidation of Variable Interest Entities, provide a description of any financing transactions conducted during the reporting period that were used to fund such VIEs;

(ix)       If any financing proceeds are used for VIEs, a description of the accounting for such transaction under FASB Interpretation 46R;

(x)        Consolidated balance sheets as of the end of the quarter and balance sheets as of the end of the quarter for each company, including PNM Resources that has engaged in jurisdictional financing transactions during the quarter;

(xi)       A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of PNM Resources on a consolidated basis and of each utility subsidiary;

(xii)      A retained earnings analysis of PNM Resources on a consolidated basis and of each utility subsidiary detailing gross earnings, goodwill write-off, dividends paid out of each capital account and the resulting capital account balances at the end of each quarter;

(xiii)      Future registration statements filed under the Securities Act of 1933 with respect to securities that are the subject of the instant Application will be filed or incorporated by reference as exhibits to the next certificate filed under Rule 24; and

(xiv)     Notification of the amount of any stock redemption or any dividends paid from unearned surplus.

ITEM 3.          FEES, COMMISSIONS and EXPENSES

            The fees, commissions and expenses to be paid or incurred, directly or indirectly, by PNM Resources in connection with this Application are $10,000.00.

ITEM 4.          APPLICABLE STATUTORY PROVISIONS

            Rule 42 treats the redemption of securities from affiliates as requiring Commission approval pursuant to Sections 9(a) (1) and 12(c) of the Act and Rule 46.  Rule 46 requires Commission authorization for any dividend from unearned surplus by any subsidiary of a registered holding company.[15]  Sections 6 and 7 of the Act are applicable to the requested term loan authority.  To the extent that the proposed Transactions are considered by the Commission to require authorizations, exemptions or approval under any section of the Act or the rules and regulations thereunder other than those set forth above, request for such authorization, exemption or approval is hereby made.

A.        Rule 42 and Provisions of the Act Referenced Therein

            In enacting present Rule 42 in 1994, the Commission made it clear that the substantive standard to be applied in approving redemptions of securities from affiliates pursuant to Section 9(a)(i) of the Act is the same standard applied to dividends from unearned surplus under Section 12(c) of the Act.  H.C.A.R. No. 26031, 59 Fed. Reg. 21922 (April 28, 1994), n. 26.  Section 12(c) of the Act makes it unlawful for a public utility holding company or subsidiary public utility company  to declare or pay a dividend in contravention of the rules and regulations or orders the Commission may prescribe "to protect the financial integrity of companies in holding-company systems, to safeguard the working capital of public-utility companies, to prevent the payment of dividends out of capital or unearned surplus, or to prevent the circumvention of the provisions of" the Act.  In particular, Rule 46(a) requires Commission authorization prior to payment or declaration by a pubic holding company or its subsidiary of "any dividend on any security of such company out of capital or unearned surplus."

The legislative history behind Section 12(c) indicates that Congress intended that provision to prevent "the milking of operating companies in the interest of the controlling holding company groups" and to safeguard the working capital of public utility companies.[16] Accordingly, where it can be demonstrated that a sound capital structure and adequate liquidity can be maintained, the Commission has granted relief in order to permit holding company systems to improve their overall capital structure or satisfy reasonable investor expectations, especially when the loss of retained earnings results from a regulatory impairment and does not reflect upon the going forward viability of the applicants.

[15] Relief is requested herein to the extent required by Rules 42 and 46.

[16] Eastern Utilities Associates, HCAR No. 25330 (June 13, 1991), quoting, S. Rep. No. 621 (74th Cong., 1st Ses. 3434 (1935).  This is the same legislative history relied upon by Rule 42.  H.C.A.R. No. 26031, n.26 supra.

In this situation, Applicants are seeking to use the unrestricted surplus to reduce debt at the holding company level. The effect of Texas restructuring legislation upon the book value of regulated utility assets has been previously considered by the Commission and found to be an adequate basis for relief under Section 12(c) of the Act and Rule 46.  See, e.g. CenterPoint Energy, Inc., HCAR No. 278750 (May 28, 2004) (approving payments of dividends from capital in light of regulatory impairment arising from Texas restructuring of the ERCOT market resulting in a temporary reduction of retained earnings).

The Commission has previously approved the payment of dividends out of capital or unearned surplus when the payment would not impair the subsidiary's ability to meet its obligations and the subsidiary's assets would be sufficient to meet any anticipated expenses or liabilities. [17] The Commission is guided by the standards set forth in Section 12(c) and will consider various factors including: (1) the asset value of the company in relation to its capitalization; (2) the company's prior earnings; (3) the company's current earnings in relation to the proposed dividend; (4) the company's projected cash position after payment of the dividend.  In addition, the payment must be in the public interest and in the best interest of the security holders.[18]  Specifically, applicants must demonstrate the payment will not impair the financial integrity of the companies in the holding company's system.[19] As noted above, the pro formas reviewed with rating agencies in connection with the acquisition of TNP Enterprises by PNM Resources anticipated the cash distributions proposed herein.  As shown above, companies proposing to distribute surplus have substantial surplus value and will retain substantial surplus value.  They also have adequate liquidity in the form of access to the Revolving Credit Facility and retained cash.  Each maintains a healthy equity capitalization, and the distribution is not disproportionate with respect to current earnings.  On a consolidated basis, TNP Enterprises' assets are "substantial in relation to the size of the proposed dividend."[20]  TNMP and TNP Enterprises will cease to rely on the requested authority if it appears that continued payment of dividends from capital would cause TNP Enterprises or TNMP to fail to achieve a minimum 30% consolidated equity ratio by the end of 2006.[21]  The requested payment of dividends does not contravene the public interest or the purpose of Section 12(c), which is intended to prevent the "milking" of public utility subsidiaries by their holding company parents, and the consequent impairment of utility working capital and operations.  The circumstances which gave rise to TNMP's loss of positive retained earning are unique to electricity restructuring, and the "stranded costs" which resulted in the Regulatory Disallowance.  Equivalent circumstances provided a basis for relief in CenterPoint Energy, Inc., HCAR No. 27850 (May 28, 2004).  Further, the write-downs precipitated by the Regulatory Disallowance are one-time events that will be offset in a relatively short time period by either the sales of assets or the normal income of the companies.  Prohibition of such payments would result in an inefficient use of scarce capital resources.

[17] Entergy Corp., HCAR No. 26534 (June 18, 1996); Northeast Utilities, HCAR No. 27529 (May 16, 2002); Excel Energy, HCAR No. 27597 (November 7, 2002).

[18] Eastern Utilities Associates, HCAR No. 25330 (June 13, 1991).

[19] Conectiv, et al., HCAR No. 27079 (September 27, 1999).

[20] General Gas & Electric Corporation, HCAR No. 6034 (September 7, 1945).

[21] CenterPoint Energy, Inc., HCAR No. 27850 (December 10, 2004).

            The Commission generally grants registered holding company non-utility subsidiaries authorization to pay dividends out of capital or unearned surplus where, as is the case with this application, to do so would not violate applicable corporate law and any financing covenants to which the payor is subject.[22] Because the purpose of Rule 46 is to protect utility operating companies, and not non-utility enterprises, the Commission has extended authority for non-utility energy companies to pay dividends from unearned surplus.[23] The authority sought herein will not be exercised in derogation of state law requirements, including any contractual commitments to non-affiliates. Moreover, in accordance with the conditions imposed in CenterPoint Energy, Inc., HCAR No. 27989 (June 29, 2005), no non-utility subsidiary will declare or pay any dividend out of capital or unearned surplus unless it: (i) has received excess cash as a result of the sale of its assets, (ii) has engaged in a restructuring or reorganization; and/or (iii) is returning capital to an associate company. Further, no non-utility subsidiary that derives any material part of its revenues from the sale of goods, services or electricity to public utility company affiliates will declare or pay any dividend out or capital or unearned surplus.

     B.        Term Loan Authority

            The terms and conditions of the Revolving Credit Facility and the term loan authority are within the Commission's recent authorization of similar term loan authority in PNM Resources, Inc., HCAR No. 27934 (December 30, 2004).  The requested authorizations permit TNMP access to an economical sourcing of liquidity to fund the ordinary course of its operations.

ITEM 5.                      REGULATORY APPROVALS

            The approval of the New Mexico Public Regulation Commission is required for TNMP to execute the notes associated with the Revolving Credit Facility, and was received on  July 19, 2005.  No other state or federal agency's approval is required for the Commission's order on this application to become effective or for the Applicants to carry out the Transactions identified herein.

[22] NiSource, Inc., HCAR No. 27789 (December 30, 2003); Cinergy Corp., HCAR No. 27779 (December 22, 2003); Progress Energy, Inc., HCAR No. 27728 (September 29, 2003).

[23] Energy East Corp., HCAR No. 27228 (September 12, 2001); Exelon Corporation, HCAR No. 27266 (November 2, 2000); The Southern Company, HCAR No. 26543 (July 17, 1996);Eastern Utilities Associates, HCAR No. 25330 (July 13, 1991) (legislative history of Section 12 demonstrates that it was intended to protect utility operating companies); S. Rep. No. 621, 74th Cong., 1st Sess. 3434 (1935) and Summary Report of the FTC to the U.S. Senate Pursuant to S.R. No. 83, 70th Cong., 1st Sess. Doc. 92, Vol.73-A, pp. 61-62.)

ITEM 6.          PROCEDURE

            Applicants request that the Commission's order be issued as soon as possible, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective.  Applicant hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission and consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division the matters proposed herein.

ITEM 7.          EXHIBITS AND FINANCIAL STATEMENTS

A.        Exhibits

A-1         Articles of Incorporation of TNMP, as amended through July, 8, 2005 (Exhibit 3.1.2, Quarterly Report of TNMP on Form 10-Q for the quarter ended June 30, 2005, File No.002-97230)

A-2          Bylaws of TNMP adopted on August 4, 2005  (Exhibit 3.2.3 to Quarterly Report of TNMP on Form 10-Q for the quarter ended June 30, 2005, File No. 002-97230)

A-3         Articles of Incorporation for TNP Enterprises, as amended through July 7, 2005 (Exhibit 3.1 to Quarterly Report of TNP Enterprises on Form 10-Q for the quarter ended June 30, 2005, File No. 002-89800)

A-4         Bylaws of TNP Enterprises adopted on August 4, 2005 (Exhibit 3.2 Quarterly Report of TNP Enterprises on Form 10-Q for the quarter ended June 30, 2005, File No. 002-89800)

B-1         Amended and Restated Credit Agreement dated as of August 15, 2005(Exhibit 10.1 to Form 8-K filed on August 19, 2005, File No. 333-32170)

F-1         Opinion of Counsel

H-2         Financial Analysis - (filed pursuant to Rule 104))

B.        Financial Statements

FS-1       Consolidated Balance Sheet of TNP Enterprises, Inc. as of December 31, 2004 (incorporated by reference to TNP's Enterprises' Form 10-K for the fiscal year ended December 31, 2004, and Quarterly Report on Form 10-Q for the period ended June 30, 2005 File No. 002-89800)

FS-2       Consolidated Statement of Income of TNP Enterprises, Inc. for the year ended December 31, 2004 (incorporated by reference to TNP's Enterprises' Form 10-K for the fiscal year ended December 31, 2004, and Quarterly Report on Form 10-Q for the period ended June 30, 2005 File No. 002-89800)

ITEM 8.          INFORMATION AS TO ENVIRONMENTAL EFFECTS

The proposed Transactions do not involve "major federal action" nor "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act.  The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the proposed Transaction and any related transactions.

ITEM 9.          SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Application to be signed on their behalves by the undersigned thereunto duly authorized.

PNM RESOURCES, INC.
TEXAS-NEW MEXICO POWER COMPANY

Name:	Thomas G. Sategna
Title:	Vice President and Corporate Controller

TNP ENTERPRISES, INC.

Name:	Thomas G. Sategna
Title:	Vice President and Controller

/s/ Thomas G. Sategna

Date:	September 12, 2005